Exhibit 99.2
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Sun Life Financial declares quarterly dividend on Common and Preferred
     Shares

     TORONTO, Feb. 11 /CNW/ - The Board of Directors of Sun Life Financial
Inc. (TSX/NYSE: SLF) today announced a quarterly shareholder dividend of $0.36 per common share, payable March 31, 2010 to shareholders of record at the close of business on February 24, 2010. This is the same amount as paid in the previous quarter.
     The Board of Directors of Sun Life Financial Inc. also announced the following quarterly dividends on its Class A Non-Cumulative Preferred Shares payable on March 31, 2010 to shareholders of record at the close of business on February 24, 2010: $0.296875 per Series 1 share; $0.30 per Series 2 share;
$0.278125 per Series 3 share; $0.278125 per Series 4 share; and $0.28125 per
Series 5 share and $0.375 per Series 6R share.
     Dividends payable on March 31, 2010 to participants in the Canadian
Dividend Reinvestment and Share Purchase Plan (the "Plan") will be used to purchase common shares issued from treasury at a 2% discount to the volume weighted average market price determined in accordance with the Plan. This discount does not apply to common shares acquired by participants through the optional cash purchase feature of the Plan.
     Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

     About Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
December 31, 2009, the Sun Life Financial group of companies had total assets under management of $433 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under the ticker symbol SLF.

     Note to Editors: All figures in Canadian dollars.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Steve Kee, Assistant
Vice-President, Communications, Tel: (416) 979-6237, steve.kee(at)sunlife.com;
Investor Relations Contact: Paul Petrelli, Vice-President, Investor Relations,
Tel: (416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 10:19e 11-FEB-10